Exhibit 4(a)

AMENDMENT NO. 11

TO

PPL EMPLOYEE STOCK OWNERSHIP PLAN

WHEREAS, PPL Services Corporation (“PPL”) has adopted the PPL Employee Stock Ownership Plan (“Plan”) effective January 1, 2000; and

WHEREAS, the Plan was amended and restated effective January 1, 2002, and subsequently amended by Amendment No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10; and

NOW, THEREFORE, the Plan is hereby amended as follows:

I. Effective April 10, 2015, Article V Allocation is amended to read as follows:

Article V

Allocation

5.3 Allocation of Earnings.

(a) Any cash dividends paid prior to July 1, 2003 with respect to Stock that is allocated to a Participant's Account as of the record date of such dividend shall be paid no later than 90 days after the close of the Plan Year to the Participant in cash either by the Trustee or directly by PPL, a Participating Company or PPL Corporation.

(b) Any cash dividends paid on or after July 1, 2003 with respect to Stock that is allocated to a Participant’s Account as of the record date of such dividend shall be, as elected by the Participant in the manner and at the time prescribed by the Employee Benefit Plan Board, (1) distributed in cash to the Participant as soon as administratively practicable following the date such dividend is paid by PPL Corporation (but in no event later than 90 days after the close of the Plan Year in which such dividend is paid by PPL Corporation) or (2) credited to the Participant’s Account and invested in additional Stock. Dividends that are invested in Stock in the Plan pursuant to an election under section 404(k)(A)(iii) of the Code shall be treated as earnings under the Plan. Pursuant to rules established by the Employee Benefit Plan Board, a Participant’s failure to elect either a cash distribution or investment in Stock shall be deemed an election of cash distribution.

(c) Effective July 1, 2003, any non-cash distributions paid with respect to Stock allocated to a Participant’s Account shall be credited to the Participant’s Account and invested in additional Stock and treated as earnings under the Plan.

The initial deposit of non-cash dividends to the Trust shall commence a blackout of any and all distribution activity under Article VII with respect to such non-cash dividends until such time as the Employee Benefit Plan Board specifies the blackout shall end. The allocable share of non-cash dividends for each Participant’s account shall be established in a temporary sub-account which shall have no distributions permitted. The sub-accounts shall be liquidated and reinvested in stock in an orderly manner, and such sub-accounts, when allocated their allocable share of the stock purchased by reinvestment of non-cash dividends, shall be merged into the Participant’s accounts when the blackout ends. Article VII distributions for the Participant’s full account, including the additional stock from the merged sub-account, shall be permitted as of the date the blackout ends. During the blackout, only that portion of the Participant’s account which is not in the temporary sub-account may have distributions described in Article VII.

II. Except as provided in this Amendment No. 11, all other provisions of the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, this Amendment No. 11 is executed this ____ day of _____________, 2015.

Employee Benefit Plan Board

By: ___________________________________
Julissa Burgos
Chair, Employee Benefit Plan Board